

July 27, 2023

Haiping Hu
Chief Executive Officer
Sunrise New Energy Co., Ltd.
Room 703, West Zone, R&D Building
Zibo Science and Technology Industrial Entrepreneurship Park
No. 69 Sanying Road
Zhangdian District, Zibo City, Shandong Province
The People's Republic of China

> **Re: Sunrise New Energy Co., Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed July 13, 2023**
> **File No. 333-272386**

Dear Haiping Hu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1. We note your revised disclosure in response to comment 4 and reissue our comment in part. Here and throughout your filing, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

Prospectus Summary
Our Corporate Structure, page 1

2. We note your revised disclosure in response to comment 5. Please further revise to enlarge the names of the equity holders so that each name is legible.

  Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Linda Ni, Esq.